

NOT ACCEPTING INVESTMENT

This business is not accepting investment through Mainvest.

You can invest in local, brick & mortar businesses with as little as $100.

View Investment Opportunities
Edit Profile Watch this investment opportunity Share

Map data ©2020
Dinner
Brato Brewhouse and Kitchen

Brewery

190 North Beacon Street
Brighton, MA 02135
Get directions
Modified hours & offerings
due to the COVID 19 outbreak
View Website
Connect with us
Brato Brewhouse and Kitchen previously received $147,000 of investment through Mainvest.
Investment Opportunity
Data Room
Updates 6
Discussion
This is a preview. It will become public when you start accepting investment.
THE PITCH
Brato Brewhouse and Kitchen is seeking investment to bolster their working capital heading into the winter months.
THE TEAM
Jonathan Gilman
Co-Founder & Executive Chef

Jonathan has been pursuing his passion for sustainable food and the craft of cooking since 2007. After studying around the world from Cape Cod to South America, he landed a position at Cambridge Brewing Company where he learned the challenges and rewards of running a kitchen, from helping to maintain the inventory and supervising quality control, to managing line cooks and running the day-to-day operations. In 2010 Jonathan accepted his first Executive Chef position at a popular restaurant in the Fenway neighborhood, winning the Best of Boston award for Best Restaurant. In 2012 Jonathan moved to Vermont where he managed the kitchens at a pair of struggling joint owned and operated restaurants. Jonathan made a case to rebrand them as one restaurant, and worked with the principal owner of the two restaurants to design the business for a more sustainable future. During this process he learned the challenges and process of opening a restaurant, and later helped to negotiate the sale of the business to a local restauranteur. He stayed through the transition to ensure the stability of the business which has now seen exponential growth. In 2014 Jonathan returned home to Cambridge and rejoined Cambridge Brewing Company. Equipped with the experiences of running a kitchen and turning things around for a struggling business, Jonathan is excited to be opening Brato with his business partner, Alex Corona, and sharing his passion to support local agriculture and artfully craft dishes to complement their craft beer offering.

Alex Corona
Co-Founder & Head Brewer

Alex started homebrewing at the start of 2009. He was enamored with the vast array of styles and flavors and the careful blending of art, science and history he saw and tasted from local craft brewers. Alex tirelessly consumed knowledge of the history and chemistry of brewing, and his brews began winning medals in local competitions. In 2010, Alex's beer won him the opportunity to shadow a brew at Sam Adams. Fueled by his successes, Alex reached out to other local craft breweries, convincing both Wormtown and Jack's Abby to take a chance on his personal award-winning beer recipes for entry into the Great American Beer Festival's Pro-Am competition. Alex continued to have a lot of success with his hobby, and in 2012 he won a trip to Sierra Nevada's Beer Camp(#95) to collaborate on a new recipe with the brewery. At this point he was considering leaving a lucrative career in software development to pursue his hobby turned passion professionally. He was initially turned down for an Assistant Brewer position in 2012 at the Cambridge Brewing Company due to his lack of commercial-scale experience. Alex knew that if he wanted to go all the way he needed to up his game. He enrolled and completed the Siebel Institute of Technology's Advanced Brewing Theory Program during 2013. Despite not getting hired at CBC, Alex stayed in touch with CBC Brewmaster Will Meyers, a 20+-year industry veteran, who followed Alex's progress with his education and brewing skills. A year later, when the previous position reopened, Alex was offered the role of Assistant Brewer and then, a year later, promoted to Brewer. Over his first couple of years at Cambridge Brewing Company, Alex had the opportunity to do everything from cleaning and filling growlers to scrubbing floors and tanks to filling and delivering kegs. As he progressed he was given more responsibilities including developing recipes and procuring raw materials and brewing. At the start of 2016 Alex assumed the role of Head Brewer, reinvigorating the CBC brand with new and reformulated recipes, while maintaining the quality of their house beers and rotating seasonal offerings. At the end of 2017 Alex left CBC to pursue opening Brato full-time. With the support of his CBC family, Alex is excited to be opening Brato with his partner, Jonathan Gilman, and sharing his passion for the art, science and history of beer with the community.

This is a preview. It will become public when you start accepting investment.
Play
00:00
-00:51
Mute
Settings
Enter fullscreen
Play
Previous
Next
This is a preview. It will become public when you start accepting investment.

WHY BRATO BREWHOUSE AND KITCHEN?

Brato Brewhouse + Kitchen is a brewpub headed by industry veterans, Chef Jonathan Gilman and Brewer Alex Corona. Together they are building and operating a brewery and restaurant at 190 North Beacon Street in Brighton, MA, just across the street from the rapidly growing Boston Landing development project.

Brato Brewhouse opened in October 2019 and quickly accrued multiple five star reviews and a solid following. They've been covered in publications such as Boston Magazine, Eater, and the Boston Globe. What distinguishes this community-focused brewpub from others is their partnership with local farms create drool-worthy suppers, inventive house-made sausages and unique house-made sourdough grilled cheeses. In addition to the amazing menu, the beers on tap are on seasonal rotation and offer virtually all styles, aiming to serve beer that satisfied every palate.

Brato has also collaborated on beer recipes brewed at some of the breweries who host their pop-ups including Idle Hands, Night Shift, Lamplighter, Bone Up, and Dorchester Brewing Company.

Brato is currently brand-building by offering local brewery taprooms a food option by operating as a pop-up vendor selling grilled cheese on house-made sourdough, pickled veggies and house-made sausages.

MARKET ANALYSIS

As of 2017 Census estimates, the population of Boston was roughly 685,000. The total Greater Boston population, according to 2014 Census estimates, was 4.7 million. Our primary target demographic is Millennials, ages 25-34, which as of 2016 Census estimates made up 23.3% of the Boston population.

According to the U.S. Census Bureau, there were 1,149,915 Millennials living in the Boston Metro area. This translates to approximately 447,316 people between the ages of 21-35 with a bachelor's degree holding a median income of at least $44,548. A second target drinker and frequent diner-out is the GenX population, ages 40-54, which accounts for another 17% of the Boston population.

In general, our primary competitors will be brewery taprooms and restaurants with an emphasis on craft beer and locally sourced food. Although there are a handful of craft beer focused restaurants in the area, there are currently no taprooms located in Allston/Brighton.

BUSINESS MODEL

Brato sells food from their scratch kitchen and beer brewed on-site for in-house and take-home consumption. Primary costs include kitchen and brewing equipment as well as building construction and renovations (e.g. dining room, bar, patio, etc.)

Plans for expansion: Brewing capacity can easily be doubled by swapping out 10-barrel tanks for 20-barrel and performing double brewdays. If the demand for take-home beer is strong, we plan to organically grow into a small canning operation of primarily 16oz 4-packs. Barrel-aged and wild beers.

At 3-5 years in, we plan for in-house cheese and charcuterie production.

WHY BRATO BREWHOUSE AND KITCHEN?

Brato Brewhouse + Kitchen is an up and coming brewpub project headed by industry veterans, Chef Jonathan Gilman and Brewer Alex Corona. Together they are building a brewery and restaurant at 190 North Beacon Street in Brighton, MA, just across the street from the rapidly growing Boston Landing development project.

Planning to open Q1 2019, this future community-focused brewpub will partner with local farms to feature creative suppers, inventive house-made sausages and unique house-made sourdough grilled cheeses. The beers will be seasonally rotating and plan to span virtually all styles, aiming to satisfy nearly every patron's palate.

While brick and mortar construction gets underway, Brato has been operating pop-up food events at various Boston-area brewery taprooms, as well as taking full-service catering events and beer-focused dinners. Brato has also collaborated on beer recipes brewed at some of the breweries who host their pop-ups including Idle Hands, Night Shift, Lamplighter, Bone Up, and Dorchester Brewing Company.

Brato is currently brand-building by offering local brewery taprooms a food option by operating as a pop-up vendor selling grilled cheese on house-made sourdough, pickled veggies and house-made sausages.

MARKET ANALYSIS

As of 2017 Census estimates, the population of Boston was roughly 685,000. The total Greater Boston population, according to 2014 Census estimates, was 4.7 million. Our primary target demographic is Millennials, ages 25-34, which as of 2016 Census estimates made up 23.3% of the Boston population.

According to the U.S. Census Bureau, there were 1,149,915 Millennials living in the Boston Metro area. This translates to approximately 447,316 people between the ages of 21-35 with a bachelor's degree holding a median income of at least $44,548. A second target drinker and frequent diner-out is the GenX population, ages 40-54, which accounts for another 17% of the Boston population.

In general, our primary competitors will be brewery taprooms and restaurants with an emphasis on craft beer and locally sourced food. Although there are a handful of craft beer focused restaurants in the area, there are currently no taprooms located in Allston/Brighton.

BUSINESS MODEL

Brato will sell food from their scratch kitchen and beer brewed on-site for in-house and take-home consumption. Primary costs include kitchen and brewing equipment as well as building construction and renovations (e.g. dining room, bar, patio, etc.)

Plans for expansion: Brewing capacity can easily be doubled by swapping out 10-barrel tanks for 20-barrel and performing double brewdays. If the demand for take-home beer is strong, we plan to organically grow into a small canning operation of primarily 16oz 4-packs. Barrel-aged and wild beers.

At 3-5 years in, we plan for in-house cheese and charcuterie production.

Updates
Investor Exclusive
OCTOBER 19TH, 2020
Quick Update

Hi All!

It has been a strange summer for sure. But, thankfully, with the help of our loyal customers and friendly neighborhood our patio has stayed busy throughout these tumultuous times. We are now preparing to brave another storm as fall turns into winter and outdoor dining because less appealing. We are taking in every consideration of indoor dining in regards to the health and safety of our staff and customers. because without them the continuation of Brato wouldn't be possible. We are grateful for each and every one of their efforts during these times. We are still awaiting our approval from the Boston Fire Department for heating lamps, and we will try to keep outdoor dining a comfortable option for as long as possible.

For some exciting news, after a year of ups and downs(mostly downs) the on-site brewery is finally operational and a test batch was brewed last week. The first five in-house Brato beers will be likely be released mid-November. Keep an eye out on our Facebook and Instagram pages for upcoming details!

Thank you again for your continued support. We hope to see you all soon. Stay safe and healthy!

Cheers,

Alex Corona and Jon Gilman

MAY 2ND, 2020
Thank You as We Finish Strong

As we move towards a reopening, we can only thank you for your support. You have bought food, beer, joined us on some interactive adventures and have never stopped encouraging us with your kind words.

Brato is slowly getting back to sustainability, and we owe that to your support. Another critical element of support has been our followers investing in us through MainVest. Over 70 investors have joined us in rebuilding a better tomorrow. There are only a few days left in this campaign. We ask that if you have considered investing, to do so now. Our campaign closes on May 6th and we have still much work to do before we reach our financial goals to get through this ordeal.

We do have a bright future. We were able to successfully meet our quarterly distribution goals for the first raise due to some creative virtual dinners that have brought on a sustainable business level.

Thank you so much for helping us navigate these unprecedented times, and we look forward to helping rebuild our community one dinner at a time in the coming months.

Thank you

- Jonathan Gilman

Investor Exclusive
APRIL 23RD, 2020
Greetings from a socially safe distance!

Hi All,

What an unprecedented start to 2020 we've had! We sincerely hope everyone is staying safe and healthy during these trying times. Co-Founder/Executive Chef Jon Gilman has been in a creative frenzy the last 30 days cooking up(pun intended) all sorts of new menu items and using digital media to add some interactivity to our new heat-at-home meal kits. We've already had successful Zoom meetings for hosting hell night hot wing challenges, beer dinners with our other local brewery friends and even a virtual cookout. There are plenty of other new ideas in the works as we expand our takeout/curbside and delivery options. Follow Facebook(www.facebook.com/bratobk) or Instagram(@bratobk) for the latest details.

A huge thanks to our staff, most of which are patiently riding out their furlough and to those able and willing to work at this time to serve our local community. And, we couldn't keep this going without you all and our local community whose heart-warming outpouring of support, online food and beer orders, gift cards and merch purchases have truly helped us weather the storm while we wait on local, state and federal disaster relief funding.

We are hopeful that MA and Boston are well positioned to roll out the phased re-opening guidelines once it has been deemed safe to do so. We are also working closely with local governing authorities to have our staff fully prepared and trained to safely serve the public in person when the time comes.

Lastly, if you weren't aware please take a look, we launched a second round of fundraising in March with the focus primarily on the buildout of our outdoor patio space in the lot adjacent to our building. Thanks to those of you who shared the link and/or invested again. We are grateful for your continued support. Getting the patio ready to go for the early phases of re-opening will aid in our success by increasing our total customer capacity which will be largely restricted, and it gives us plenty of space to separate parties in a socially distant manner.

Please stay safe and healthy out there! We will continue to be innovative and work tirelessly to get our staff back to doing what they love to do, interact with our local community to serve the best beer and food around. We look forward to seeing you all on the other side of all of this.

Cheers,

Co-Founder/Brewer Alex Corona(I know, I know... it was already an unfortunate surname for a craft beer brewer)

APRIL 9TH, 2020
Short Term Goals Surpassed, More Work to Come

Hello everyone

First of all, I'd like to thank you all for your interest, support and investments. This week we reached our minimum raise goal with still nearly a month to go to close this campaign. This was a critical short term goal to meet, and pivotal in eventually meeting our goals of a maximum raise on the campaign. Thank you all, from all of us here at Brato.

We also reached our goal of providing our employees with some relief. The employee relief fund from we enacted was able to generate just over 9000 dollars for our employees. Through the purchases of meal kits, our gross profits were able to help out some of our employees as they transition to a furloughed status. This stepping stone was critical in helping our staff transition into the waiting period.

Now, we continue to shift the business model. Ultimately, the best way to bring our employees back to work is through safety and sales. We have put in protocols to ensure those employees that are fit to work can do so in a sterile and safe environment. We have also adjusted our model constantly to meet the ever changing demands of a quarantine. We now are offering delivery services to people, and are able to deliver beer directly to our customer's door. Delivery and takeout helps to minimize contact, and we hope that our model will continue to help the neighborhood stay at home.

We still have a big hill to climb, now is the time to help us out, join in, and continue to push towards our eventual re open. We are all going to need pubs, restaurants and breweries to help us heal our critical social structures, please consider helping us out and reaping the benefits of your investment as we move towards a promising future.

Thank You

Jonathan Gilman

MARCH 27TH, 2020
Pushing Forward Through Crisis

Hello all!

It has been a minute since our last update, so I wanted to give you all an update on how Brato is charging towards its promising future. Our focus is not on the hand we have been dealt in crisis, but how we can grow and rise to this new and ever changing challenge.

We all know that COVID-19 has hit our industry hard, as it has many small businesses. It's one thing to mitigate the hit by taking actions to limit expenses. We have done that, and are operating at a much smaller level in order to make it through this uncertain time. What we have also done, is be proactive in our approach.

In the past two weeks, we have launched a meal kit program that allows our customers to purchase kits to heat and serve at home. We saw an initial groundswell of support for this in our neighborhood, but not nearly enough to pay some of our more critical expenses. Since then, we have partnered with 7 breweries and counting in the Greater Boston area to expand our reach. We now offer our meal kits to be purchased and picked up at other breweries. The initial results have resulted in our sales number tripling over the short amount of time we have rolled this program out. We see this model as critical, even post reopening, because this volume will help us mitigate the likely public concern about gathering in public places like restaurants and tap rooms. We are adapting our model to the demands of a rapidly changing market, and seeing signs that we will have some success in this measure.

We are also working closely with the SBA to find a road map to the necessary capital to mitigate the revenue loss, and help us establish a healthy and sustainable cash flow going into what will be a very exciting warmer weather season. We are working to get our patio open and beer flowing outside, and very hopeful that these improvements will be very well received by our neighborhood and customers.

Many of you have seen the growing pains, delays, unfair situations, bureaucracy and hurdles we have faced time and time again. All of these struggles are have built a foundation of resiliency that we now view as one of our strengths. Our struggles in the past will be our strength facing the future. Now is the time to join us, fight for a return to a better life and create a better future for us all to enjoy.

May you all stay healthy, and thank you for your continued support.

Jonathan Gilman

Co Founder

Brato Brewhouse and Kitchen

Investor Exclusive
JANUARY 14TH, 2020
Happy New Year!

Hi All,

We hope that this message finds you well.

We have been keeping busy since we opened October 26th, 2019. You'll see us back out on the pop up trail in our industry friends' taprooms again starting this week. We've also been planning on-site events and food specials at the brewpub. Trivia, Stand Up Comedy and local acoustic singer/songwriter events will begin this month. Check out our FB, IG or www.bratobk.com/events for more details.

In other exciting news we've made some progress with our gas utility upgrade. National Grid started work yesterday after many, many delays. We're still not 100% sure on the timeline, but it is one step closer to getting the steam boiler online, so that we can finally brew in-house. Until then, Alex will continue to work closely with our industry friends to keep the contracts and collaboration beers flowing in our taproom. This has been an immense logistical challenge and limited how many different beers available at any given time, but they have been integral with us having beer to serve alongside our food, so please visit their taprooms and give them our thanks, if the opportunity arises. The beers we've been collaborating on and serving up have been top notch!

The breweries we've worked with so far:

Bone Up Brewing Co., Cambridge Brewing Co., Idle Hands Craft Ales, Ipswich Ale Brewery/Mercury Brewing Co., Night Shift Brewing - Everett and Lovejoy locations, Remnant Brewing and Springdale Beer Co.

Also, we will be reaching out directly, before the end of the month, to coordinate with those of you who have Level 3+ Perks. Our apologies for not getting these out before the holidays. And, please reach out directly to alex.corona@bratobk.com, if you haven't received Level 1(glassware) or Level 2 Perks(sweatshirt + glassware).

We are also looking forward to Spring, so that we can get our outdoor space open for you all! It's all still in the planning stages, but we expect to turn roughly 2,500 sq ft of our adjacent lot into a beer garden. Look for an announcement in Feb/March!

Thank you all again for your support. We are excited for 2020 whatever it may bring!

Cheers,

Alex and Jon

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Working Capital $9,400
Mainvest Compensation $600
Total $10,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,800,639 $1,890,671 $1,985,204 $2,044,760 $2,106,103
Cost of Goods Sold $405,594 $425,874 $447,167 $460,582 $474,400
Gross Profit $1,395,045 $1,464,797 $1,538,037 $1,584,178 $1,631,703

EXPENSES

Recurring Expenses $1,110,476 $1,122,663 $1,135,029 $1,147,573 $1,160,342

Operating Profit $284,569 $342,134 $403,008 $436,605 $471,361

This information is provided by Brato Brewhouse and Kitchen. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents
2018 Balance Sheet
2018 Income Statement
2019 Balance Sheet
2019 Income Statement
Investment Round Status

$10,000

TARGET

$50,000

MAXIMUM

This investment round closes on January 20, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name Brato Brewhouse and Kitchen
Investment Structure Revenue Sharing Note
Investment Multiple 1.25×
Business's Revenue Share 0.1%-0.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2025
Financial Condition
Financial liquidity

Brato Brewhouse and Kitchen has a weak liquidity position due to its low cash reserves as compared to debt and other liabilities. Brato Brewhouse and Kitchen expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Historical milestones

Brato Brewhouse and Kitchen has been operating since January, 2017 and has since achieved the following milestones:

Opened location in Brighton, MA

Achieved revenue of $185,823 in 2018, which then grew to $335,150 in 2019.

Had Cost of Goods Sold (COGS) of $47,578, which represented gross profit margin of 74.4% in 2018. COGS were then $122,532 the following year, which implied gross profit margin of 63.4%.

Historical financial performance is not necessarily predictive of future performance.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Brato Brewhouse and Kitchen to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Brato Brewhouse and Kitchen operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Limited Operating History

Brato Brewhouse and Kitchen is a newly established entity and has no history for prospective investors to consider.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Brato Brewhouse and Kitchen competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Brato Brewhouse and Kitchen's core business or the inability to compete successfully against the with other competitors could negatively affect Brato Brewhouse and Kitchen's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Brato Brewhouse and Kitchen's management or vote on and/or influence any managerial decisions regarding Brato Brewhouse and Kitchen. Furthermore, if the founders or other key personnel of Brato Brewhouse and Kitchen were to leave Brato Brewhouse and Kitchen or become unable to work, Brato Brewhouse and Kitchen (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Brato Brewhouse and Kitchen and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Brato Brewhouse and Kitchen is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Brato Brewhouse and Kitchen might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Brato Brewhouse and Kitchen is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Brato Brewhouse and Kitchen

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Brato Brewhouse and Kitchen's financial performance or ability to continue to operate.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Brato Brewhouse and Kitchen nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Brato Brewhouse and Kitchen will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Brato Brewhouse and Kitchen is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Brato Brewhouse and Kitchen will carry some insurance, Brato Brewhouse and Kitchen may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Brato Brewhouse and Kitchen could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Brato Brewhouse and Kitchen's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Brato Brewhouse and Kitchen's management will coincide: you both want Brato Brewhouse and Kitchen to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Brato Brewhouse and Kitchen to act conservative to make sure they are best equipped to repay the Note obligations, while Brato Brewhouse and Kitchen might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Brato Brewhouse and Kitchen needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Brato Brewhouse and Kitchen or management), which is responsible for monitoring Brato Brewhouse and Kitchen's compliance with the law. Brato Brewhouse and Kitchen will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Brato Brewhouse and Kitchen is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Brato Brewhouse and Kitchen fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Brato Brewhouse and Kitchen, and the revenue of Brato Brewhouse and Kitchen can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Brato Brewhouse and Kitchen to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by Brato Brewhouse and Kitchen. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
Ric R.Becket, MA4 months ago

Do we have an update on the revenue reports?

Reply
Ric R.Becket, MA4 months ago

When are the revenue reports going to be posted?

Reply
Blog
Press
Petitions
FAQ
Referral Program
Partners
Support Center
Educational Materials
About Us
Contact Us
Terms of Service
Privacy Policy